[RLI Corp. Letterhead]

January 2, 2013

Filed via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Mr. Frank Wyman

Re:  RLI Corp. (File No. 001-09463)

Dear Mr. Wyman:

RLI Corp. (“RLI”) is in receipt of your comment letter dated December 18, 2012 regarding the SEC staff review of our Form 10-K for year ended December 31, 2011 (“Letter”).

Pursuant to our telephone discussion on January 2, 2013, we confirm that RLI will file (via EDGAR) our written response to the Letter on or before January 10, 2013.

Please contact the undersigned with any questions or to discuss this matter.

Thomas Brown, Chief Financial Officer
Phone: 309-693-5866
Email: thomas.brown@rlicorp.com

Daniel Kennedy, General Counsel
Phone: 309-693-5849
Email: dan.kennedy@rlicorp.com

Very truly yours,

/s/ Thomas L. Brown, CFO

cc:	Jim Rosenberg (SEC)
Mary Mast (SEC)
Todd Bryant (RLI)
Daniel Kennedy (RLI)